Exhibit 4.73
[Translated from the original Chinese version]
SHENZHEN STOCK EXCHANGE
QUOTATIONS (WEB BASED PLUS VERSION)
LICENSE AGREEMENT
PARTY A: SHENZHEN STOCK EXCHANGE
PARTY B: FORTUNE SOFTWARE (BEIJING) CO., LTD.
For the purpose of standardizing the use of Shenzhen Stock Exchange Proprietary Information (web based plus version, herein after referred to as “Plus Information”) for probation period, the Parties hereto enter into this Agreement after amicable negotiation.
1.	Party B acknowledges that the Plus Information belongs to Party A, and it shall actively safeguard Party A’s legal rights and interests in its operational activities.

2.
Party A shall, using its best efforts, procure the completeness, timeliness and accuracy of the Plus Information, and shall assist Party B in solving technique or business problems in the process of receiving the Plus Information.

3.
Party B undertakes to manage the Plus Information subject to Party A’s authorized method and scope, and for the authorized purpose only. Unless otherwise permitted by Party A, Party B shall not distribute the Plus Information to a third party, neither shall it use the Plus Information for illegal purpose or for purposes other than the authorized ones.

4.
Party A shall actively safeguard fair trading in the market place to procure a sound operational environment. It shall crack down the counterfeit behaviors or any misconduct in connection with the use of the Plus Information.

5.
Party B consents to abide by the regulations, the detailed rules and other related rulings of Party A or its subordinate organs, further, Party B shall cooperate with Party A or its subordinate organs in its supervision or management regarding the related business. Provided Party B violates the related rulings and refuses to correct such default act, Party A is entitled to terminate sending through the Plus Information, and Party B shall be responsible for all the consequences hereto incurred.

6.
The Parties agree to hold Party A harmless against all commercial risks occurred in connection with Party B’s operating the Plus Information, and against risks that might be incurred in connection with the use of the Plus Information by Party B or its customers. Party A shall actively assist Party B in settling the aforesaid disputes.

7.
Under the circumstances that the Plus Information has any omit, mistake, leakage, delay or breakdown for whatever reasons, Party B shall actively assist Party A in solving the aforesaid events and eliminating the adverse effect hereto occurred and imposed thereby on Party A.

8.
From the date this Agreement is executed till a time requested by Party A, Party B shall sign up a definite Proprietary Information License Agreement with Shenzhen Stock Exchange to procure a full License. Otherwise, Party A is entitled to terminate this Agreement and bears no legal liability.

9.
Any dispute arising from the performance of this Agreement shall be resolved through amicable negotiation. Provided that the dispute can not be resolved through the aforesaid means, either Party may submit such dispute to the South Branch of China International Economic and Trade Arbitration Commission for arbitration.

10.
This Agreement is executed in four counterparts with each party holding two copies, all the copies are equally authentic. This Agreement comes into effect on the date it is signed and stamped by the Parties, and will continue to be in force till the end of the probation period.

Party A:
Authorized Representative:
Signing Date:
Party B:
Authorized Representative:
Signing Date: